UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
August 2010 Up 8.9% Year over Year

Mexico City, September 2, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2010 increased by 8.9% when compared to August 2009.

This announcement reflects comparisons between August 1 through August 31, 2010 and 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2009	August 2010	% Change
Cancún	341,873	362,780	6.1%
Cozumel	6,184	2,950	-52.3%
Huatulco	31,275	30,291	-3.1%
Mérida	81,962	91,636	11.8%
Minatitlán	12,808	8,079	-36.9%
Oaxaca	40,625	34,606	-14.8%
Tapachula	12,514	18,267	46.0%
Veracruz	67,663	68,668	1.5%
Villahermosa	60,338	54,524	-9.6%
Total Domestic	655,242	671,801	2.5%

International
Airport	August 2009	August 2010	% Change
Cancún	600,859	706,869	17.6%
Cozumel	32,505	27,270	-16.1%
Huatulco	1,258	1,509	20.0%
Mérida	9,902	10,594	7.0%
Minatitlán	365	327	-10.4%
Oaxaca	7,628	6,103	-20.0%
Tapachula	423	466	10.2%
Veracruz	6,648	6,975	4.9%
Villahermosa	4,857	4,942	1.8%
Total International	664,445	765,055	15.1%

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Total
Airport	August 2009	August 2010	% Change
Cancún	942,732	1,069,649	13.5%
Cozumel	38,689	30,220	-21.9%
Huatulco	32,533	31,800	-2.3%
Mérida	91,864	102,230	11.3%
Minatitlán	13,173	8,406	-36.2%
Oaxaca	48,253	40,709	-15.6%
Tapachula	12,937	18,733	44.8%
Veracruz	74,311	75,643	1.8%
Villahermosa	65,195	59,466	-8.8%
ASUR Total	1,319,687	1,436,856	8.9%

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 1 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 2, 2010